EXHIBIT 2.1

ASSET PURCHASE AND INTELLECTUAL PROPERTY LICENSE AGREEMENT

BY AND BETWEEN

CIG SHANGHAI CO., LTD.

AND

MACOM JAPAN LIMITED

AND, SOLELY WITH RESPECT TO SECTIONS 2.5 AND 12.6 HEREOF,

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

DATED AS OF:

APRIL 30, 2018

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AND INTELLECTUAL PROPERTY LICENSE AGREEMENT (this “Agreement”) is made and entered into as of April 30, 2018 (the “Agreement Date”) by and among CIG Shanghai Co., Ltd. a company established under the laws of PRC (“Buyer”), MACOM Japan Limited, a company established under the laws of Japan (“Seller”), and (solely with respect to Sections 2.5 and 12.6 hereof) MACOM Technology Solutions Holdings, Inc., a Delaware corporation, which is the indirect corporate parent company of Seller (“Macom US,” together with Seller, the “Seller Group”).

RECITALS

A. WHEREAS, each of Seller and Macom US is engaged in the business of designing, developing, marketing, promoting, manufacturing, selling, servicing, or integrating the LR4 100G Products (as defined below) (the “Business”);

B. WHEREAS, Seller and Macom US have developed or acquired certain intellectual property and other assets in the operation of the Business;

C. WHEREAS, upon the terms and conditions set forth herein, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, at the Closing, the Transferred Assets (as defined in Section 2.1 below), and in connection therewith Buyer is willing to assume the Assumed Liabilities (as defined in Section 2.2 below) (the “Acquisition”) upon the terms and subject to the conditions set forth in this Agreement;

D. WHEREAS, Buyer desires to receive a license from Seller and Macom US, and Seller and Macom US desire to each grant a license to Buyer, under certain Intellectual Property Rights, which license will become effective at the Closing, and in connection therewith Buyer is willing to pay to Seller a license fee, upon the terms and subject to the conditions set forth in this Agreement;

E. WHEREAS, prior to the Closing Date, Buyer will deliver to each of the employees of Seller listed on Schedule B (the “Offered Employees”) an Employment Offer Letter substantially in the form attached hereto as Exhibit C (the “Employment Offer Letters”) and Buyer’s standard form of Proprietary Information and Inventions Assignment Agreement (the “PIIAs”), which Employment Offer Letters and PIIAs, if executed by the applicable Offered Employee, shall become effective as of the Closing Date (such employee who executes such agreements on or prior to the Closing Date are hereinafter referred to as “Transferred Employees”); and

F. WHEREAS, Buyer and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition and to prescribe various related agreements and covenants.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

As used in this Agreement, certain terms shall have the meanings set forth in Annex A hereto. Other capitalized terms defined elsewhere in this Agreement shall have the meanings assigned to such terms in this Agreement.

ARTICLE 2

PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1 Purchase and Sale of Transferred Assets.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing and as of the Closing Date, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire, all of Seller’s right, title and interest in, to and under each of the Transferred Assets. For purposes of this Agreement, “Transferred Assets” means all of Seller’s right, title and interest in, to and under the following assets, rights, claims and properties (other than Excluded Assets):

(i) all of the LR4 100G Product inventory, LR4 100G Product manufacturing equipment and other tangible personal property of Seller set forth on Schedule A(2);

(ii) all marketing materials, whether in tangible or intangible form, exclusively used or intended to be exclusively used for or in connection with the LR4 100G Products, and all Copyrights and Trademarks embodied by, or contained in or placed on, the same, along with all goodwill associated therewith (not including the Macom name or logo);

(iii) subject to the receipt of any required consent from the parties thereto as set forth in Schedule 4.2(b), the contracts set forth on Schedule A(3) hereto (the “Assumed Contracts”); and

(iv) all Governmental Permits set forth on Schedule A(4) hereto to the extent transferable; and

(v) copies of the customer and supplier lists of Seller with respect to the Business (which, for the avoidance of doubt, the Buyer and Seller acknowledge and agree shall not constitute confidential information of either party under this Agreement).

(b) Notwithstanding anything herein to the contrary, the Transferred Assets shall not include, and Buyer shall not purchase or acquire pursuant to this Agreement or the transactions contemplated hereby or otherwise, the Excluded Assets (as defined below).

2.2 Assumption of Liabilities. Subject to the terms and conditions set forth in this Agreement, at the Closing and as of the Closing Date, Buyer shall assume and thereafter pay, perform, satisfy and discharge only the following liabilities (collectively, the “Assumed Liabilities”):

(a) the obligations and liabilities of Seller under the Assumed Contracts to the extent that they are to be performed on or after the date hereof (and excluding, for the avoidance of doubt, any liability or obligation for breaches or nonperformance thereof arising out of or related to events or occurrences prior to the Closing);

(b) Liabilities in respect of Taxes as set forth in Section 2.7; and

(c) the liabilities incurred by Buyer or its affiliates or assignees or arising from Buyer’s or its affiliates’ or assignees’ conduct of the Business, practice of the License or ownership or use of the Transferred Assets following the Closing.

2.3 Excluded Liabilities.

(a) Notwithstanding anything set forth in this Agreement or other documents referred to herein, Buyer shall not assume pursuant to this Agreement or the transactions contemplated hereby or otherwise any Liabilities of Seller or any of Seller’s affiliates other than the Assumed Liabilities, and Seller and its subsidiaries or other affiliates shall retain all such other Liabilities, including, without limitation:

(i) Liabilities related to or arising out of the Excluded Assets;

(ii) Any claim or Liability arising from the breach or infringement or alleged breach or alleged infringement of Assumed Contracts or third-party Intellectual Property Rights by the of the conduct of the Business by Seller or any of its subsidiaries or affiliates on or prior to the Closing Date;

(iii) Liabilities relating to the Transferred Employees or any other employee existing on or prior to the Closing Date, whether or not arising under or in respect of any employee benefit plan of Seller (including, without limitation, accrued vacation, paid time off and severance payments triggered as of or prior to the Closing Date), in each case subject to Buyer’s obligations set forth in Section 6.3 hereof;

(iv) Subject to Section 2.7, Liabilities of Seller or any affiliate of Seller for any Taxes, including Pre-Closing Taxes and including any and all Taxes resulting from the consummation of the Acquisition and the other transactions contemplated hereby;

(v) Liabilities related to any litigation, arbitration, investigation or other legal proceeding involving the Transferred Assets arising as a result of the conduct of the Business or use of any Transferred Assets by Seller or its affiliates on or prior to the Closing Date;

(vi) Liabilities under or relating to Environmental Laws incurred in connection with the operation of the Business by Seller on or prior to the Closing Date;

(vii) Liabilities of Seller or its affiliates to any broker, finder or agent for any investment banking or brokerage fees, finder’s fees or commission with respect to the transactions contemplated by this Agreement;

(viii) Accounts payable and accrued liabilities of Seller as of the Closing Date; and

(ix) Any other Liabilities, other than the Assumed Liabilities, relating to the Transferred Assets arising out of the operation or ownership of the Business, in each case, prior to or as of the Closing Date regardless of when such Liabilities are known by a Person.

The Liabilities retained by Seller and its subsidiaries and affiliates pursuant to this Section 2.2(a) are referred to herein as the “Excluded Liabilities.”

(b) Buyer covenants and agrees with Seller that Buyer shall be solely responsible for payment of the Assumed Liabilities effective as of the Closing. Seller covenants and agrees with Buyer that Seller shall be solely responsible for the payment of all Excluded Liabilities.

(c) For avoidance of doubt, Buyer is not acquiring any of the equity interests in Seller or in any subsidiary of Seller, nor any related rights or obligations.

2.4 Sale of Transferred Assets and Assumption of Assumed Contracts. The Transferred Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Contracts shall be assumed, pursuant to a bill of sale and an assignment and assumption agreement or other instruments in such form as is necessary to effect a conveyance of the Transferred Assets and an assumption of the Assumed Contracts in the jurisdictions in which such transfers are to be made, and which in all instances shall be reasonably satisfactory to Buyer and Seller, to be executed (upon the terms and subject to the conditions hereof) on the Closing Date by Seller and Buyer and such other assignment and assumption agreements as may be required in any such jurisdictions.

2.5 Intellectual Property License.

(a) Effective as of the Closing, Seller and Macom US (collectively, the “Licensors”) hereby grant to Buyer a worldwide, nonexclusive, royalty-free, transferable, sublicensable (through one or multiple tiers of sublicensees) (subject to Section 2.5(e)) right and license under all Licensors’ existing and future Intellectual Property Rights (including those Intellectual Property Rights set forth on Schedule A(1) and any Intellectual Property Rights in, to or embodied by the Licensed Materials) (the “License”) (X) to make, have made, use, sell, offer for sale, import and otherwise exploit LR4 100G Products and Derivatives; (Y) to practice any process in connection with the foregoing; and (Z) to use, copy, create derivative works of, distribute, publicly display, publicly perform and otherwise exploit the Licensed Materials; provided, however, that (i) Seller and Macom US hereby retain, do not grant to Buyer and the License therefore excludes any and all rights to make, have made, use, sell, offer for sale, import and otherwise exploit any semiconductor products incorporated in the LR4 100G Products or Derivatives, including the semiconductor products listed on Schedule E hereto (the “MACOM Semiconductor Products”), and (ii) to the extent that each of the following conditions are met with respect to each semiconductor product incorporated into any LR4 100G Product and Derivative made hereunder, Buyer shall source such semiconductor product from the Seller Group: (I) Seller promptly fills all orders for such semiconductor product that Buyer submits to Seller (provided that, in the case that an order is not timely filled but is filled not later than 2 months following the requested ship date, the foregoing proviso clause (ii) shall not apply with respect to such semiconductor product only from the requested ship date until six months following the actual ship date; and provided further, that in the case that an order is not timely filled and is not filled within 3 months following the requested ship date, the foregoing proviso clause (ii) shall thereafter no longer apply with respect to such semiconductor product on a permanent basis); (II) Seller’s pricing for such semiconductor product is competitive; (III) on a per-end customer basis with respect to the foregoing obligation to purchase such semiconductor product from Seller, Buyer’s end customer is satisfied with the quality of such semiconductor product (with the Parties’ understanding and agreement that unresolved complaints from an end-user customer as to such quality shall constitute conclusive evidence of unsatisfactory quality) (provided that, in the case that an end customer is unsatisfied with the quality of a semiconductor product hereunder and such quality issue is resolved not later than 2 months following the date it first arose, the foregoing proviso clause (ii) shall not apply with respect to such semiconductor product for such end customer only from the date the quality issue arose until six months following the date the quality issue is resolved; and provided further, that in the case that an end customer is unsatisfied with the quality of a semiconductor product hereunder and such quality issue is not resolved within 3 months following the date it first arose, the foregoing proviso clause (ii) shall thereafter no longer apply with respect to such semiconductor product for such end customer on a permanent basis); (IV) Seller does not announce or initiate an end-of-life process or condition with respect to such semiconductor product; and (V) on a per-end customer basis with respect to the foregoing obligation to purchase such semiconductor product from Seller, Seller does not make any change to such semiconductor product that is not qualified by such end- customer of Buyer. Subject only to Section 2.5(d) below, following the Closing the foregoing license shall be perpetual and irrevocable. “Derivative” means a device that (A) includes a thermoelectric cooler, and (B) operates solely within a wavelength range of between 1294 nanometers and 1310 nanometers.

(b) On or prior to the close of business on the Closing Date (Pacific Time), Buyer shall pay, or cause to be paid, to Seller a fee for the License of US$5,000,000 by wire transfer of immediately available funds in accordance with the wire transfer instructions to be provided to Buyer by Seller.

(c) [Reserved].

(d) The License shall be revocable in whole or in part at the option and sole discretion of MACOM US immediately upon written notice by MACOM US to Buyer in the event that Buyer or any transferee or sub-licensee of Buyer fails to comply with the proviso contained in Section 2.5(a) hereof or fails to pay the Purchase Price (as defined below) in full when due.

(e) Buyer’s ability to sub-license or transfer any right contained in Section 2.5(a) is expressly subject to Buyer’s compliance with its obligations under this Agreement and the continuing validity of the License. Any revocation or termination of the License shall immediately revoke or terminate any sub-license of Buyer’s License rights to any sub-licensee. Restrictions expressly set forth herein on the practice of the License shall apply to any sub-licensee or transferee.

(f) On the Closing Date, Seller shall deliver to Buyer, in such form and manner as Buyer may reasonably request, the Licensed Materials. Within ten (10) business days following any termination or revocation of the License, Buyer shall return to Seller or destroy (and certify in writing such destruction to Seller) all tangible or intangible copies of any Licensed Materials in Buyer’s possession.

2.6 Payments Post-Closing.

(a) If, following the Closing Date, Seller receives any payment or other proceeds any portion of which relates to an obligation that arose on or after the Closing Date with respect to any of the Transferred Assets or Assumed Contracts, Seller shall promptly remit to Buyer such portion of any such payments.

(b) If, following the Closing Date, Buyer receives any payment or other proceeds any portion of which relates to any of the Excluded Assets, Buyer shall promptly remit to Seller such portion of any such payments.

2.7 Tax Matters. Seller will pay all sales, transfer, use and any other similar tax, if any, due with regard to or in connection with the License or the sale of Transferred Assets (excluding sale of equipment and inventory) to Buyer under this Agreement, and Buyer will pay all sales, transfer, use and any other similar tax, if any, due with regard to or in connection with the sale of equipment and inventory by Seller to Buyer under this Agreement; provided that to the extent permitted by Applicable Law, Buyer and Seller shall cooperate with one another to obtain exemptions from such taxes or to otherwise legally minimize such taxes. Except as set forth above, (a) Seller shall be solely responsible for any taxes, duties and levies (including, without limitation, export, excise, value-added and income) imposed by all applicable authorities on Seller and (b) Buyer shall be solely responsible for any such taxes that are imposed on Buyer.

2.8 Further Assurances. If, at any time, Buyer reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or reasonably desirable to consummate the Acquisition or to carry out the purposes and intent of this Agreement at or after the Closing Date, then Seller and Buyer, and their respective officers and directors, shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Acquisition and to carry out the purposes and intent of this Agreement.

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price.

(a) Purchase Price. Subject to the terms and conditions contained in this Agreement, the aggregate purchase price for the Transferred Assets (the “Purchase Price”) shall be payable in cash in accordance with Section 3.1(b) below and shall be equal to the aggregate purchase price for the Transferred Assets set forth in the Seller Statement (as defined below) calculated based upon the per item purchase price for such Transferred Assets set forth on Schedule C hereto (the “Purchase Price Schedule”) which purchase price shall be allocated in accordance therewith, provided that the Purchase Price shall be subject to adjustment pursuant to Section 3.2 hereof.

(b) Payment. Buyer shall pay the Purchase Price to Seller by wire transfer of immediately available funds in accordance with the wire transfer instructions to be provided to Buyer by Seller subject to the conditions and in accordance with the payment schedule set forth below in (i) through (iv). Any adjustment to the Purchase Price shall be paid in accordance with Section 3.2.

(i) Within thirty (30) days after the Closing Date, Buyer shall pay to Seller US$5,000,000 (which is intended to be allocated to the intangible assets and the Assumed Contracts that are assigned to Buyer at Closing.

(ii) Within sixty (60) days after the each of the following conditions set forth in (A) through (C) below is satisfied, Buyer shall pay to Seller an amount equal to the purchase price for the fixed assets (in the form of equipment) calculated based upon the per item purchase price for such asset set forth in the Purchase Price Schedule (currently estimated to be US$5,000,000):

A. Seller and Buyer shall have reached an agreement on detailed count and value of the fixed assets;

B. Buyer shall have obtained the PRC Approvals; and

C. Manufacturing equipment at a second site in Thailand is functional.

(iii) Within sixty (60) days after the each of the following conditions set forth in (A) and (B) below is satisfied, Buyer shall pay to Seller an amount equal to the purchase price for the remaining Transferred Assets which have not been paid, calculated based upon the per item purchase price for such Transferred Assets set forth in the Purchase Price Schedule (currently estimated to be US$12,000,000):

A. Seller and Buyer shall have reached an agreement on detailed count and value of the inventory; and

B. Buyer shall have obtained the PRC Approvals.

(iv) Buyer shall pay to Seller any transition services fees on a per service basis in accordance with and subject to the terms and conditions of the Transition Services Agreement.

3.2 Purchase Price Adjustment.

(a) Delivery of Seller Statement. Not later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement (the “Seller Statement”) setting forth, in reasonable detail, an itemized list of the Transferred Assets then held by Seller (including a reasonable detailed description of each item and quantity of the Transferred Assets) as of the Closing Date and a calculation of the purchase price for such Transferred Assets in accordance with the Purchase Price Schedule.

(b) Determination of Transferred Assets. As soon as practicable but in no event later than thirty (30) days following the actual payment of the Purchase Price by Buyer, Buyer shall have the opportunity to (i) review and audit the total Transferred Assets assigned to Buyer at the Closing, and (ii) prepare and deliver to Seller in writing a statement (the “Buyer Statement”) setting forth, in reasonable detail, an itemized list of the total Transferred Assets assigned to Buyer at the Closing and Buyer’s calculation of the purchase price for such Transferred Assets in accordance with the Purchase Price Schedule.

(c) Seller Review. If (i) Seller agrees in writing with the Buyer Statement or (ii) during the thirty (30) day period following delivery of the Buyer Statement to Seller, Seller has not given Buyer written notice of its objection to the Buyer Statement (which notice shall state in reasonable detail the basis of Seller’s objection), then the Buyer Statement shall be binding and conclusive on the parties and used to compute the adjustment described in this Section 3.2.

(d) Seller Notice of Objection; Arbitration. If Seller duly gives Buyer such notice of objection and if Seller and Buyer fail to resolve the issues outstanding with respect to the Buyer Statement within thirty (30) days of Buyer’s receipt of Seller’s objection notice, Seller and Buyer shall submit the issues remaining in dispute to be finally settled in accordance with Section 12.9 hereof. The award of the arbitrator shall be binding and conclusive on the parties and shall be enforceable in any court of competent jurisdiction. Seller and Buyer shall each bear their own costs (including legal fees) incurred in connection with such arbitration and shall each bear one-half of all costs due the arbitrator.

(e) Payment. In the event the Buyer Statement becomes binding and conclusive on the parties pursuant to Section 3.2(c) or Section 3.2(d) (in each case, a “Final Determination”), then within five (5) days after such Final Determination, (i) if the Purchase Price as set forth in the Final Determination exceeds the Purchase Price actually paid by Buyer, then Buyer shall pay to Seller the amount of such difference within five (5) Business Days following the date of the Final Determination or (ii) if the Purchase Price as set forth in the Final Determination is less than the Purchase Price actually paid by Buyer at the Closing, then the Seller shall pay to the Buyer the amount of such difference within five (5) Business Days following the date of the Final Determination, in either case, in immediately available funds in accordance with the wire transfer instructions to be provided by Seller or Buyer, as applicable.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedule of Seller attached hereto as Exhibit A (the “Seller Disclosure Schedule”) (with matters disclosed pursuant to any section of the Seller Disclosure Schedule supplementing the information in the corresponding section of the Agreement and in any other section of the Agreement where it is reasonably apparent from the text of such disclosure that such disclosure applies to such other section), Seller represents and warrants to Buyer as of the date hereof as follows:

4.1 Organization; Corporate Matters. Each of Seller and Macom US is duly organized, validly existing and in good standing under Japanese law and Delaware law, respectively. Seller Group is qualified to do business as a foreign corporation in each other jurisdiction where Seller Group’s failure to so qualify would have a Material Adverse Effect. Seller Group has the corporate power and authority to own, operate and lease the Transferred Assets and to carry on the Business.

4.2 Power, Authorization and Validity.

(a) Power and Authority. Seller Group has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of Seller Ancillary Agreements and to consummate the Acquisition. The Acquisition and the execution, delivery and performance by Seller Group of this Agreement, each of Seller Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by Seller Group’s Board of Directors. No approval of Seller Group’s stockholders is necessary for Seller Group to enter into this Agreement or the Seller Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. No securityholder of Seller Group is entitled to appraisal rights or similar rights under Applicable Law with respect to the Acquisition.

(b) No Consents; No Conflicts. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority, or any other Person (governmental or otherwise), is necessary or required to be made or obtained by Seller Group to enable Seller Group to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of Seller Ancillary Agreements or to consummate the Acquisition, other than (i) the consent of any Person required to be obtained in order to keep any Assumed Contract between such Person and Seller Group in effect immediately following the Acquisition or to provide that Seller Group is not in breach or violation of any such Assumed Contract immediately following the Acquisition, as set forth in Schedule 4.2(b) of the Seller Disclosure Schedule, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Seller would not be material to Seller’s ability to consummate the Acquisition or to perform its obligations under this Agreement and the Seller Ancillary Agreements, and (iii) such filings, registrations, notifications, permits, authorizations, consents or approvals that result from the specific legal or regulatory status of Buyer or as a result of any other facts that specifically relate to the business or activities in which Buyer is engaged (including any asset or stock sale or other change of ownership or legal or regulatory status of Buyer occurring after the Closing Date not contemplated by this Agreement).

(c) Enforceability. This Agreement and Seller Ancillary Agreements have been duly and validly executed and delivered by Seller Group. Assuming the due authorization, execution and delivery by Buyer, this Agreement and each of Seller Ancillary Agreements are valid and binding obligations of Seller Group, enforceable against Seller Group in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3 Compliance with Laws. Except as would not have a Material Adverse Effect: (i) Seller Group has operated the Business in compliance with all Applicable Law, (ii) Seller Group has obtained all Governmental Permits required for its operation of the Business prior to the Closing date, and (iii) Seller Group is not, and will not be by virtue of entering into, delivering and performing this Agreement and any of Seller Ancillary Agreements, and consummating the transactions contemplated hereunder and thereunder, in violation or breach or default of any provision of the organizational or constitutional documents of Seller Group, each as currently in effect

4.4 Litigation. There is no material action, suit, arbitration, mediation, proceeding, claim or investigation pending against Seller Group (or against any officer, director or, to the Knowledge of Seller, employee or agent of Seller Group in their capacity as such or relating to their employment, services or relationship with Seller Group) before any Governmental Authority, arbitrator or mediator related to the Business, the Transferred Assets or the Assumed Contracts, nor, to the Knowledge of Seller, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened in writing. There is no material judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against Seller Group related to the Business, the Transferred Assets or the Assumed Contracts. To the Knowledge of Seller, there is no reasonable basis for any Person to assert any material claim against Seller Group relating to the Business, the Transferred Assets or the Assumed Contracts. Seller Group does not have any action, suit, arbitration, mediation, proceeding, claim or investigation related to the Business, the Transferred Assets or the Assumed Contracts pending against any Governmental Authority or other Person. There is no action, suit, arbitration, mediation, proceeding, claim or investigation that Seller Group intends to initiate that is related to the Business, the Transferred Assets or the Assumed Contracts.

4.5 Taxes.

(a) All Tax Returns required to have been filed in connection with the Business have been filed. All material Taxes required to have been paid in connection with the Business (whether or not shown to be due on such Tax Returns) have been paid. All such Tax Returns are true, correct and complete in all material respects to the extent that they relate to the Business.

(b) There is no material Tax Proceeding either commenced or proposed by a Governmental Authority in writing in connection with the Business in respect of any Tax. No deficiencies for any Taxes have been proposed, asserted or assessed in writing in connection with the Business.

(c) All material Taxes required to have been withheld in connection with the Business have been withheld and paid over to the proper Governmental Authority.

(d) Seller Group has no material liability for the Taxes of any Person (other than Seller Group or any member of Seller Group’s affiliated or combined Tax group).

4.6 Transferred Assets.

(a) Seller Group has good, valid and marketable title, of record and beneficially, to all of the Transferred Assets and at the Closing will transfer and deliver to Buyer legal and valid title to the Transferred Assets, free and clear of all Encumbrances except Permitted Encumbrances.

(b) To the extent any of the Transferred Assets are under warranty from the manufacturer or seller thereof, Buyer will be entitled to the full benefits of the warranty to the extent such warranties are transferable. All Transferred Assets are in reasonably good operating condition and reasonable repair taking into account their age relative to their useful life, free from any material defects (except such defects as do not interfere with the historical use thereof in the conduct of the normal operations of Seller Group), ordinary wear and tear excepted.

4.7 Intellectual Property.

(a) The operation of the Business, including the manufacture, use, sale or other exploitation of the LR4 100G Products or the Licensed Materials, (i) has not infringed, misappropriated, or otherwise violated or conflicted with any third-party Intellectual Property Right or constitute an unfair trade practice, (ii) does not infringe, misappropriate or violate or conflict with any third-party Intellectual Property Right or constitute an unfair trade practice and (iii) will not, when conducted by Buyer in substantially the same fashion as conducted by the Seller immediately prior to the date of this Agreement infringe, misappropriate or violate or conflict with any third-party Intellectual Property Right or constitute an unfair trade practice.

(b) Seller Group has not received any written notice alleging that Seller Group, by conducting the Business, has infringed, misappropriated, or otherwise violated or conflicted with or, by conducting the Business as presently conducted by Seller Group, would infringe, misappropriate or violate or conflict with, any Intellectual Property Rights. Seller Group has not received any written notice from any third party offering a license under any of such third party’s Intellectual Property Rights.

(c) No part of the Business is subject to any proceeding, outstanding order or settlement agreement (i) restricting in any manner the licensing by Seller Group of any Intellectual Property Right licensed pursuant to the License (each, a “Licensed Intellectual Property Right”) or (ii) restricting the conduct of Seller Group’s Business in order to accommodate Intellectual Property rights of a third party.

(d) No Licensor has received any notice from any Person requesting or alleging that such Licensor is obligated or has a duty to defend, indemnify, or hold harmless any other Person with respect to, or has assumed any liabilities or is otherwise responsible for, any such allegations of infringement, violation, dilution, misappropriation, or unfair competition or trade practices.

(e) No Licensed Intellectual Property Right has been licensed to any third party (other than via an implied license). Since December 9, 2015, no Intellectual Property Right that would otherwise be a Licensed Intellectual Property Right has been sold, assigned, or transferred to any third party. Licensors have taken all reasonable measures to protect the secrecy, confidentiality and value of all trade secrets and confidential or proprietary information related to the Business.

(f) No third party has licensed, sold, assigned or transferred to Seller or Macom US any Intellectual Property Right practiced by the Business. None of the Licensed Materials contains any trade secret or confidential or proprietary information of any third party, whether received by Seller or Macom US pursuant to a nondisclosure agreement or otherwise.

(g) To the Knowledge of Seller, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property Right licensed pursuant to the License by any third party, including any employee or former employee of Seller Group.

(h) The LR4 100G Products and Licensed Materials do not contain any virus, Trojan horse, trap door, worm, undocumented functionality or any malicious code (collectively, “Contaminants”). There are no material design defects in any of the LR4 100G Products that would prevent the same from performing substantially in accordance with their user specifications or functionality descriptions resulting in an epidemic failure in respect of such LR4 100G Product (collectively, “Technical Deficiencies”). No Licensor has received any complaints from any customers related to any Contaminants or Technical Deficiencies.

(i) Neither the execution, delivery and performance of this Agreement or Seller Ancillary Agreements nor the consummation of the Acquisition and the other transactions contemplated by this Agreement and/or by Seller Ancillary Agreements shall, in accordance with their terms, cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, or give rise to any third-party right in or to, any Licensed Intellectual Property Right.

(j) Seller Group is not bound by or party to any Contract pursuant to which Seller Group has deposited, or is or may be required to deposit, with an escrow agent or other party, any Seller Group source code or algorithm relating to computer software used in the Business.

(k) Schedule D sets forth a complete and accurate list of all LR4 100G Products.

(l) Schedule 4.7(l) of Seller Disclosure Schedule is a complete and accurate list of all Public Software that is distributed with, incorporated into, or integrated with any LR4 100G Product or any of the Licensed Materials. Such distribution, incorporation, or integration of Public Software with or into any LR4 100G Product or any of the Licensed Materials does not condition Seller Group’s license to such Public Software on Seller Group’s making available to any third party or disclosing any software, firmware or other than modifications made by Seller Group to such Public Software. As used herein, “Public Software” means any software that (i) contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or (ii) requires as a condition of its use, modification or distribution that it be disclosed or distributed in source code form or made available at no charge. Public Software includes without limitation software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, and the Apache License.

4.8 Contracts; Agreements.

(a) Each of Assumed Contracts is in written form and in full force and effect. There exists no default or event of default or event, occurrence, condition or act, with respect to Seller Group or to the Knowledge of Seller, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (i) become a default or event of default under any Assumed Contract or (ii) give any third party (1) the right to declare a default or exercise any remedy under any Assumed Contract, (2) the right to a rebate, chargeback, refund, credit, penalty or change in performance schedule under any Assumed Contract for work completed prior to the Closing, (3) the right to accelerate the maturity or performance of any obligation of Seller Group under any Assumed Contract, or (4) the right to cancel, terminate or modify any Assumed Contract. Seller Group has not received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Assumed Contract.

(b) Subject to the consents listed in Schedule 4.2(b) of the Seller Disclosure Schedule, Seller Group will not be by virtue of entering into, delivering and performing this Agreement and any of Seller Ancillary Agreements, and consummating the transactions contemplated hereunder and thereunder, in violation or breach or default of any provision of any Assumed Contract.

4.9 Protection of Licensed Intellectual Property. No current or former employee, officer, director, consultant or independent contractor of Seller Group has any right, license, claim or interest whatsoever in or with respect to any LR4 100G Product or any of the Licensed Materials. Seller Group has taken all commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the Licensed Materials and to preserve and maintain all Seller Group’s interests, proprietary rights and trade secrets in the LR4 100G Products and the Licensed Materials. Each person who has contributed to the development of the Licensed Materials or the LR4 100G Products has signed a PIIA or consulting agreement, as applicable, in the form made available to Buyer.

4.10 Environmental Matters. Except as set forth on Schedule 4.10 of the Seller Disclosure Schedule, to Seller’s Knowledge, except as would not have a Material Adverse Effect with respect to the Business:

(a) all activities and conduct of Seller Group at the Leased Property, have complied with applicable Environmental Laws in all material respects;

(b) there has been no disposal, release, or threatened release of Hazardous Materials on, under, in, from or about the Leased Property, that has subjected or will subject the Seller Group to material Liability under any Environmental Law;

(c) in connection with its operation of the Business, Seller Group has not disposed or arranged for disposal of Hazardous Materials from any property other than the Leased Property that has subjected or will subject the Seller Group to material Liability under any Environmental Law;

(d) Seller Group has not received any currently unresolved written notice, demand, letter, claim or request for information from a Governmental Authority relating to the Leased Property alleging violation of, or Liability under, any Environmental Law, and there are no currently unresolved proceedings, actions, orders, decrees, injunctions or other claims, or any threatened (in writing) actions or claims, relating to or otherwise alleging Liability under any Environmental Law.

4.11 Business Restrictions. Other than rights to sell granted in the ordinary course of business with respect to sales distributors for the LR4 100G Products, Seller Group has not granted rights to license, market or sell the products or services of the Business to any other person and is not bound by any agreement that affects Seller Group’s exclusive right to develop, distribute, market or sell such products or services.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller Group as follows:

5.1 Organization and Good Standing. Buyer is duly organized, validly existing and in good standing under the laws of Hong Kong. Buyer is qualified to do business as a foreign corporation in each other jurisdiction where Buyer’s failure to so qualify would have a Material Adverse Effect.

5.2 Power, Authorization and Validity.

(a) Power and Authority. Buyer has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Buyer Ancillary Agreements and to consummate the Acquisition. The Acquisition and the execution, delivery and performance by Buyer of this Agreement, each of the Buyer Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Buyer.

(b) No Consents. Other than the PRC Approvals, no consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority, or any other Person (governmental or otherwise), is necessary or required to be made or obtained by Buyer to enable it to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Buyer Ancillary Agreements or to consummate the Acquisition, except for such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Buyer would not be material to Buyer’s ability to consummate the Acquisition or to perform its obligations under this Agreement and the Buyer Ancillary Agreements.

(c) Enforceability. This Agreement and the Buyer Ancillary Agreements have been duly and validly executed and delivered by Buyer. Assuming the due authorization, execution and delivery by Seller Group, this Agreement and each of the Buyer Ancillary Agreements are valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(d) No Reliance. In connection with entering into this Agreement and the Buyer Ancillary Agreements, Buyer is not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel or representations (whether written or oral) of Seller Group, other than the representations and warranties made by Seller Group in this Agreement.

ARTICLE 6

COVENANTS

6.1 Information and Documents; Access to Employees. From and after the Closing Date, but not later than three (3) years after the Closing Date, Seller shall reasonably cooperate with the Buyer in its defense or prosecution of any claim relating to a Transferred Asset or an Assumed Liability, as the case may be, involving a third party, and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith, at Buyer’s expense.

6.2 Conduct of Business Pending Closing. Except as otherwise provided in this Agreement, or with the prior written consent of the Buyer, between the date of this Agreement and the Closing Date, Seller shall, with respect to the Business:

(a) carry on the Business in the ordinary course consistent with past practice;

(b) use its commercially reasonable efforts to: (i) preserve the Transferred Assets intact and maintain the condition of such Transferred Assets (understanding that inventory included in the Transferred Assets will continue to be consumed by the Business in the ordinary course); (ii) preserve existing relationships with Persons related to the Business; (iii) retain the services of the present employees of the Business; and (iv) preserve the goodwill of the customers and vendors of the Business;

(c) pay the debts, Taxes, accounts payable of the Business and other obligations of the Business when due;

(d) continue to collect Accounts Receivable in a manner consistent with past practice, without discounting such Accounts Receivable except as consistent with past practice;

(e) not pledge, sell, lease, transfer, license, assign or otherwise make subject to a Lien any of the Transferred Assets other than sales of inventory in the ordinary course of business);

(f) not disseminate or disclose, directly or indirectly, any of the trade secrets of the Business to any third party, other than in the ordinary course of business pursuant to a binding non-disclosure agreement;

(g) not amend, terminate or enter into agreements or contracts that require annual payments or receipts of funds by the Seller in excess of US$25,000, other than in the ordinary course of business;

(h) not make, revoke or change any Tax elections or settle any matter relating to Taxes that would result in any Tax Lien imposed against the Transferred Assets, without the prior written consent of the Buyer;

(i) not hire any additional employees or terminate any current employees except in the ordinary course of business consistent with past practice;

(j) not increase the annually recurring compensation or benefits payable to, or to become payable to, any employees of Seller except in the ordinary course of business consistent with past practice; and

(k) not take or agree to take any action that would render inaccurate the representations and warranties set forth in Article 4.

6.3 Employee Matters.

(a) No later than May 8, 2018, Buyer shall extend an offer of employment to each of the Offered Employees, effective as of the Closing Date. Each offer of employment shall be for a position with substantially similar duties and responsibilities, and provide for the same hourly wage rate or base salary, pursuant to which such Offered Employee was employed by Seller on the date hereof. Each offer of employment shall provide for incentive and other employee benefits which are, taken in the aggregate, substantially similar to those made available by Seller to the Offered Employees as of the date hereof. Any such offer shall be contingent upon the occurrence of the Closing and may be contingent on each Offered Employee satisfying such employment requirements of Buyer, or any Affiliate of Buyer, as the case may be (including, without limitation, the execution of an offer letter, proprietary information agreement and non-competition agreement, in each case in a form acceptable to Buyer).

(b) The parties agree to deem the Transferred Employees has having resigned from their positions with Seller to join Buyer as of the Closing Date. Seller will be responsible for paying out any accrued but unpaid wages and benefits to Transferring Employees as would have been due to them had they resigned voluntarily of their own accord from all positions with Seller. Seller Group shall not be required to pay or responsible for any severance payments in respect of any Transferred Employee who accepts employment with Buyer or any affiliate of Buyer unless required to do so under applicable law.

(c) In the event that either:

(i) following the date a Transferring Employee accepts Buyer’s offer of employment described above, Buyer requests that Seller terminate the employment of the Transferred Employee, withdraws such offer, or otherwise elects not to employ such Transferring Employee; or

(ii) Buyer extends an offer of employment, that is not in compliance with Section 6.3(a) of this Agreement, to an Offered Employee and such Employee does not accept Buyer’s offer;

then, in either such case, Buyer shall reimburse Seller for all severance costs and benefits required to be paid (and actually paid) by Seller in terminating Seller’s employment relationship with the applicable Transferred Employee or Offered Employee, as well as the cost of any wages and fringe benefits required to be paid (and actually paid) by Seller to such Transferred Employee or Offered Employee following the date of the applicable event described above, provided that Seller terminates the employment of such person within fifteen (15) days of the triggering event described in clause (i) or (ii) above, in each case within thirty (30) days of being invoiced by Seller for same.

(d) Subject to Buyer’s compliance with its obligations set forth herein, Seller will use commercially reasonable efforts (not involving any payment of any amount by Seller Group) to cooperate with Buyer to cause Transferred Employees to accept employment with Buyer and/or its designated Affiliates on the terms set forth herein.

(e) Except as set forth in Sections 6.3(b) and 6.3(c), Seller will be solely responsible for all payments owed to each employee terminated pursuant to Section 6.3(b), and to any other employee or independent contractor, as a result of or relating to their service with Seller or the termination thereof, including without limitation vacation pay, sick pay, termination pay, severance pay, incentive bonuses, retention bonuses, sales participation bonuses, pay-in-lieu-of-notice, unemployment benefits or any other benefits to which such employee or independent contractor may be entitled as a result of his or her employment by or independent contractor relationship with Seller prior to or on the date of Closing or the termination of such employment or independent contractor relationship as contemplated by this Agreement, as applicable.

(f) Seller will be solely responsible for any compensation to which an Offered Employee or Transferred Employee became entitled prior to the Closing Date by reason of having provided services to Seller.

(g) So long as any Transferred Employee remains an employee of Buyer or an affiliate and Buyer remains in compliance with this Agreement and the Buyer Ancillary Agreements, MACOM hereby agrees that it will not attempt to enforce any non-compete, non-solicit, confidentiality (solely with respect to the Business and/or the Transferred Assets) or similar restrictive covenant or obligation contained in any employment-related agreement between it and such Transferred Employee to prevent such Transferred Employee from participating in the management or operation of the Business by Buyer or such affiliate in accordance with this Agreement and the Buyer Ancillary Agreements.

(h) No provision of Section 6.3 shall create any third-party beneficiary rights against Buyer or Seller Group in any employee or other person (including any heir, beneficiary, executor, administrator or representative of any employee or any person claiming through any employee), including any right to employment or continued employment for any period of time or any right to a particular term or condition of employment. Nothing in this Section 6.3 shall be construed as (i) conferring any legal rights upon any current or former employee or independent contractor of Seller (for continuation of employment by or independent contractor relationship with Buyer or otherwise), (ii) obligating Buyer to Seller’s current or former employees or independent contractors for any payment for employment or services prior to the Closing or upon discontinuation of such employment or independent contractor relationship, or (iii) requiring Buyer to implement, or limiting the rights of Buyer to amend or discontinue, any fringe benefit plan, program or practice or any other employee benefit plan of any nature whatsoever. Neither Buyer nor any of its Affiliates will assume sponsorship of or contribute to any Company Benefit Plan or other compensation or benefit plan or agreement of Seller.

6.4 Commercially Reasonable Efforts; Certain Governmental Matters. Upon the terms and subject to the conditions herein provided, each of the Parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary for it to do under applicable Laws to consummate the transactions contemplated hereby, including the execution and delivery of any further instruments or documents which are reasonably requested by the other Party or its counsel in order to evidence or facilitate the consummation of the transactions contemplated hereby.

6.5 Accounts Payable and Existing Liabilities. Upon and after the Closing Date, (i) Seller shall pay any and all trade payables incurred by Seller, if any, in the ordinary course of business, and shall pay any existing liabilities, including but not limited to tax liabilities (other than Assumed Liabilities) and (ii) Buyer shall pay any and all trade payables incurred by Buyer, if any, in the ordinary course of business, and shall pay any existing liabilities, including but not limited to tax liabilities (other than Excluded Liabilities).

6.6 No Solicitation of Other Bids.

(a) Between the date hereof and the Closing date or the earlier termination of this Agreement, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries, discussions or communication of any nature regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; (iii) enter into any agreements or other instruments (whether or not binding) regarding or (iv) vote in favor of, assist, facilitate or cooperate in any way regarding any Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to (I) the direct or indirect acquisition or purchase of any equity interests of Seller or merger or other similar business combination of Seller; or (II) any acquisition of all or a material part of the operating assets of the Business; or (III) any Transferred Assets or the Business.

(b) Seller agrees that the rights and remedies for noncompliance with this Section 6.6 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer. Buyer shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any equitable remedy, and Buyer waives any right it may have to require Buyer to obtain, furnish or post any such bond or similar instrument.

6.7 PRC Approvals. Buyer will use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things reasonably necessary to obtain the PRC Approvals as promptly as possible following the date hereof.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each Seller and Buyer to this Agreement to consummate the Acquisition shall be subject to the satisfaction of each of the following conditions:

(a) Consents. All necessary consents of and filings required to be obtained or made by Buyer or Seller with any Governmental Authority relating to the consummation of the transactions contemplated by this Agreement shall have been obtained and made, other than the PRC Approvals.

(b) No Pending Injunctions or Pending Orders. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect, nor shall any proceeding seeking any of the foregoing be pending. No action shall have been taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, that makes the consummation thereof illegal. In the event an injunction or other order shall have been issued, or a proceeding for such an injunction or order be pending, each party agrees to use its reasonable best efforts to have such injunction or other order lifted or such proceeding terminated.

7.2 Additional Conditions to Obligations of the Seller to Effect the Closing

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the reasonable satisfaction, unless waived in writing by Seller, of each of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects (other than representations and warranties subject to “materiality” qualifiers, which shall be true and correct as stated) both when made, and on and as of the Closing Date, with the same force and effect as though made at and as of the Closing Date, except to the extent that any specific representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such date.

(b) Performance of Obligations. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Buyer on or before the Closing Date shall have been duly complied with and performed in all material respects on or before the Closing Date.

(c) Additional Documents. Seller shall have received the closing deliverables set forth in Section 8.2.

7.3 Additional Conditions to the Obligations of the Buyer to Effect the Closing. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the reasonable satisfaction, unless waived in writing by Buyer, of each of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects (other than representations and warranties subject to “materiality” qualifiers, which shall be true and correct as stated) both when made, and on and as of the Closing Date, with the same force and effect as though made at and as of the Closing Date, except to the extent that any specific representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such date. Seller shall have delivered to the Buyer a certificate dated the Closing Date and signed by it to such effect or otherwise expressly state the matter(s) that cause the foregoing condition to not be satisfied.

(b) Performance of Obligations. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Seller on or before the Closing Date shall have been duly complied with and performed in all material respects on or before the Closing Date. Seller shall have delivered to the Buyer a certificate dated the Closing Date and signed by it to such effect or otherwise expressly state that the matter(s) that caused the foregoing condition to not be satisfied.

(c) No Material Adverse Effect. Following the date hereof, no Material Adverse Effect on the Business shall have occurred and shall be continuing.

(d) Additional Documents. Buyer shall have received the closing deliverables set forth in Section 8.3.

ARTICLE 8

CLOSING AND CLOSING DELIVERIES

8.1 Closing. Unless this Agreement is earlier terminated in accordance with Section 11.1, the Closing shall take place on the later of (a) May 10, 2018 or (b) the third (3rd) Business Day after the satisfaction or waiver of each of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or such other time and date as may be mutually agreed by Buyer and Seller. The Closing shall take place remotely via the exchange of documents and signatures, or at such other location as the parties hereto agree, on the Closing Date.

8.2 Deliveries by Buyer. As a condition to Seller’s obligation to consummate the Acquisition, at the Closing, Buyer shall pay the Purchase Price to Seller in accordance with this Agreement and shall execute and deliver to Seller the following (it being understood that any one or more of the following deliverables may be waived by Seller in writing):

(a) Assignment Agreement. The Bill of Sale and Assignment and Assumption Agreement in substantially the form of Exhibit B hereto (the “Bill of Sale”) duly executed and delivered by Buyer.

(b) Transition Services Agreement. A Transition Services Agreement in substantially the form of Exhibit D hereto and containing mutually agreed upon modifications, including with respect to product support services (the “Transition Services Agreement”) duly executed and delivered by Buyer;

(c) Other Documents. Such other documents and instruments as counsel for Buyer and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

8.3 Deliveries by Seller. As a condition to Buyer’s obligation to consummate the Acquisition, at the Closing, Seller shall execute and deliver to Buyer the following (it being understood that any one or more of the following deliverables may be waived by Buyer in writing):

(a) Assignment Agreement. The Bill of Sale duly executed and delivered by Seller.

(b) Transition Services Agreement. A Transition Services Agreement duly executed and delivered by Seller;

(c) Transferred Assets Delivery Plan. The Transferred Assets delivered by Seller in accordance with a delivery plan to be mutually agreed by Buyer and Seller; and

(d) Other Documents. Such other documents and instruments as counsel for Buyer and Seller mutually agree to be reasonably necessary or desirable to consummate the transactions described herein.

ARTICLE 9

COVENANTS

9.1 Non-Competition.

(a) Subject to Buyer’s compliance with its obligations under this Agreement, for a period of three (3) years after the Closing Date, Seller shall not, and Seller shall ensure that its subsidiaries, parents, successors and assigns do not, anywhere in the world, directly or indirectly, without the prior written consent of Buyer, (i) engage in the Business, (ii) invest, participate or assist (financially or otherwise), or participate or assist, in (except for where Seller would have less than a 10% ownership interest) in the conduct of the Business, or (iii) license any Intellectual Property Right for use in the conduct of the Business, or intentionally disclose to a third party without confidentiality restriction any confidential Intellectual Property Right that is subject to the License where Seller knows that such Intellectual Property Right will be used by the third party in the conduct of the Business (collectively, the “Competing Activity”). The covenants contained in this Section 9.1 shall be construed as a series of separate covenants, one for each county, city, state and country of the geographic scope. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in Section 9.1. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of this Section 9.1 are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable law, provided, however, that in the event of such acquisition where the aggregate annual gross revenue related to the Competing Activity exceeds 10% of the aggregate annual gross revenue of the Person or divisions or lines of business of such Person, Parent, Seller and their Subsidiaries shall nevertheless be permitted to acquire such Person or business but, in such event, shall be required to divest the portion of the Person or business that engages in Competing Activity to an unaffiliated third party or discontinue said portion as soon as reasonably practicable and in any event within eighteen (18) months of the acquisition thereof; provided that such eighteen (18) month period shall be extended to the date on which all approvals from a Governmental Authority required to complete the divestiture are received (to no later than the second anniversary following the acquisition of such Person or divisions or lines of business of such Person) if such approvals are not received by the end of such eighteen (18) month period.

(b) Seller acknowledges that (i) the goodwill of the Business prior to the Closing Date is an integral component of the value of this Agreement to Buyer and is reflected in the consideration paid and payable to Seller hereunder and (ii) Seller’s agreements as set forth herein are necessary to preserve the value of that goodwill for Buyer following the Acquisition. Seller also acknowledges that (x) the limitations of time, geographic scope and scope of activity agreed to in this Agreement are reasonable because, among other things, Seller and Buyer are engaged in a highly competitive industry, Seller has unique access to the trade secrets and know-how related to the Business, including the plans and strategy (and, in particular, the competitive strategy) of the Business, Seller is receiving significant consideration in connection with the Agreement, and Seller has conducted the Business with parties throughout the United States and the world, (y) that the relevant market for the Business is national, international and worldwide in scope, and (z) that there exists intense national, international and worldwide competition for the products and services of the Business.

(c) Seller agrees that if it breaches any provision of this Section 9.1, any remedy at law for any breach of the provisions of this Section 9.1 would be inadequate, and Seller hereby consents, in addition to any other right or remedy otherwise available to Buyer and without the necessity of actual monetary loss being proved, to the granting of an injunction or other equitable relief from a court of competent jurisdiction restraining such breach or threatened breach and to the obtaining of specific performance of any such provision of this Section 9.1 in order that the breach or threatened breach of such provisions may be effectively restrained.

9.2 [Reserved].

9.3 Non-Solicitation. From the Closing Date until the three (3)-year anniversary of the Closing Date, Seller Group will not and will not permit, cause or encourage any of its affiliates to, directly or indirectly, hire or engage, or solicit for hiring or engagement, any Transferred Employee or any person who was a part-time or full-time employee of any of Buyer or any of its Affiliates at any time within the twelve (12)-month period immediately preceding the Closing Date, or seek to persuade any such employee to discontinue employment with Buyer or any of its Affiliates; provided that this Section 9.3 shall not apply to any person who was a part-time or full-time employee of any of Buyer or any of its Affiliates if such person is terminated by Buyer without any prior direct or indirect solicitation by Seller or any of its affiliates. From the Closing Date until the three (3)-year anniversary of the Closing Date, Buyer will not and will not permit, cause or encourage any of its affiliates to, directly or indirectly, other than with respect to the Transferred Employees, hire or engage, or solicit for hiring or engagement, any Seller Group employee or any person who was a part-time or full-time employee of any of Seller Group at any time within the twelve (12)-month period immediately preceding the Closing Date, or seek to persuade any such employee to discontinue employment with Seller Group; provided that this Section 9.3 shall not apply to any person who was a part-time or full-time employee of any of Seller Group if such person is terminated by Seller Group without any prior direct or indirect solicitation by Buyer or any of its affiliates.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnification of Buyer.

(a) Subject to the further limitations contained herein, Seller shall indemnify and hold harmless Buyer and its officers, directors, agents, representatives, stockholders and employees (each hereinafter referred to individually as a “Buyer Indemnified Person” and collectively as “Buyer Indemnified Persons”) from and against any and all losses, costs, damages, Liabilities and expenses actually incurred by them (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs) (hereinafter collectively referred to as “Damages”), arising from or resulting from: (i) any failure of any representation or warranty made by Seller in this Agreement to be true and correct as of the Closing Date; (ii) any breach of any of the covenants or agreements made by Seller in this Agreement; (iii) any Excluded Liability or Excluded Asset; and (iv) any claim, action, allegation, proceeding brought by any Person which, if true, would be otherwise indemnifiable by Seller Group under clause (i), (ii) or (iii) above (the defense of which shall be controlled solely and exclusively by Buyer Indemnified Persons).

(b) The Seller’s indemnification obligations under Section 10.1(a)(i) (and Section 10(a)(iv) with respect thereto), other than with respect to any breach of the representations and warranties contained in Sections 4.1, 4.2, 4.5 and 4.6(a) (the “Fundamental Representations”), and other than with respect to any breach of the representations and warranties contained in Section 4.7, shall survive for a period of eighteen (18) months following the Closing Date. The Seller’s indemnification obligations under Section 10.1(a)(i) (and Section 10(a)(iv) with respect thereto) with respect to the Fundamental Representations, and under Section 10.1(a)(ii) and 10.1(a)(iii) (and Section 10(a)(iv) with respect thereto) shall survive until the expiration of the applicable statute of limitations with respect to such matters. The Seller’s indemnification obligations under Section 10.1(a)(i) (and Section 10(a)(iv) with respect thereto), with respect to any breach of the representations and warranties contained in Section 4.7 shall survive for a period of thirty-six (36) months following the Closing Date.

(c) The Buyer Indemnified Persons will not be entitled to indemnification under, and neither Seller shall not have any indemnification obligation with respect to, Section 10.1(a)(i) until such time as the total amount of all Damages that have been actually incurred by any one or more of the Buyer Indemnified Persons, and for which the Buyer Indemnified Persons would be entitled to indemnification under Section 10.1(a)(i), but for this Section 10.1(c), exceeds $250,000 (the “Threshold Amount”), in which case the Buyer Indemnified Persons will be entitled to indemnification hereunder for the total Damages that have been actually incurred by any one or more of the Buyer Indemnified Persons (including Threshold Amount).

(c) Other than in respect of the Fundamental Representations, the Buyer Indemnified Persons will not be entitled to indemnification under Section 10.1(a)(i) (or Section 10.1(a)(iv) with respect thereto), and Seller shall not have any indemnification obligation with respect thereto, for any amount of Damages, when aggregated with any amounts previously paid or to be paid pursuant to Section 10.1, in excess of an amount equal to US$5,000,000.

10.2 Indemnification of Seller.

(a) Buyer shall indemnify and hold harmless Seller and its officers, directors, agents, representatives, stockholders and employees, and each person, if any, who controls or may control Seller within the meaning of the Securities Exchange Act of 1934, as amended (each hereinafter referred to individually as a “Seller Indemnified Person” and collectively as “Seller Indemnified Persons”) from and against any and all Damages arising from or resulting from: (i) any failure of any representation or warranty made by Buyer in this Agreement to be true and correct as of the Closing Date; (ii) any breach of any covenants or agreements made by Buyer in this Agreement; (iii) any Assumed Liability; and (iv) any claim, action, allegation, proceeding brought by any Person which, if true, would be otherwise indemnifiable by Buyer under clause (i), (ii) or (iii) above (the defense of which shall be controlled solely and exclusively by Seller Indemnified Persons).

(b) The Seller Indemnified Persons will not be entitled to indemnification under, and neither Seller shall not have any indemnification obligation with respect to, Section 10.2(a)(i) until such time as the total amount of all Damages that have been actually incurred by any one or more of the Seller

Indemnified Persons, and for which the Seller Indemnified Persons would be entitled to indemnification under Section 10.2(a)(i), but for this Section 10.2(b), exceeds the Threshold Amount in which case the Seller Indemnified Persons will be entitled to indemnification hereunder for the total Damages that have been actually incurred by any one or more of the Seller Indemnified Persons (including Threshold Amount).

10.3 NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NO INDEMNIFIED PARTY WILL BE ENTITLED TO INDEMNIFICATION UNDER THIS ARTICLE 10 WITH RESPECT TO, NOR SHALL THE INDEMNIFIABLE LOSSES HEREUNDER INCLUDE OR BE DEEMED TO INCLUDE, (I) DAMAGES CONSISTING OF BUSINESS INTERRUPTION LOSSES OR LOST PROFITS, DAMAGES COMPUTED ON A MULTIPLE OF EARNINGS, BOOK VALUE, DISCOUNTED CASH FLOW OR ANY SIMILAR BASIS THAT MAY HAVE BEEN USED IN ARRIVING AT THE PURCHASE PRICE, OR ANY INDIRECT, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES (UNLESS ACTUALLY PAYABLE TO A THIRD PARTY), OR (II) LOSSES BASED UPON, ARISING OUT OF, WITH RESPECT TO OR BY REASON OF THE BREACH OR NON-PERFORMANCE BY SUCH INDEMNIFIED PARTY OF ANY OF THE REPRESENTATIONS, WARRANTIES, COVENANTS, AGREEMENTS OR OBLIGATIONS TO BE PERFORMED BY SUCH INDEMNIFIED PARTY PURSUANT TO THIS AGREEMENT, THE BUYER ANCILLARY AGREEMENTS OR THE SELLER ANCILLARY AGREEMENTS.

ARTICLE 11

TERMINATION

11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have occurred on or before June 29, 2018;

(c) by either Seller or Buyer in the event that any Governmental Order restraining, enjoining or otherwise prohibiting in any material respect the transactions contemplated by this Agreement shall have become final and non-appealable;

(d) by Buyer if Seller or Macom US shall have breached in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.1 or 7.3, which breach cannot be or has not been cured within 20 days after the giving of written notice by Buyer to Seller specifying such breach; or

(e) by Seller if Buyer shall have breached in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.1 or 7.2, which breach cannot be or has not been cured within 20 days after the giving of written notice by Seller to Buyer specifying such breach.

11.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party hereto from liability for any breach of any provision hereof prior to the time of the termination.

ARTICLE 12

MISCELLANEOUS

12.1 Governing Law; Survival. This Agreement shall be governed by and construed exclusively in accordance the laws of Japan, without giving effect to any choice of law rule that would cause the application of the laws of any other jurisdiction. The representations and warranties of Seller and of Buyer contained in this Agreement shall survive the Closing Date and remain in full force and effect during the applicable periods set forth in Section 10.1 hereof, regardless of any investigation made by or on behalf of any of the parties to this Agreement.

12.2 Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of Buyer, including any successor to, or assignee of, all or substantially all of the business and assets of Buyer. Except as set forth in the preceding sentence, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto, provided, however, that Buyer may assign this Agreement, and all of its rights and obligations hereunder to a wholly-owned subsidiary of Buyer (whether directly or indirectly owned or controlled) without the prior written consent of the other party hereto, in which event such subsidiary shall be deemed, for all purposes, to be the “Buyer” hereunder from and after the date of such assignment, with effect as of the Agreement Date. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.

12.3 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

12.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories and shall have been delivered to each of the parties.

12.5 Other Remedies. Any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the covenants under Article 9 of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of Article 9 of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any State having jurisdiction.

12.6 Macom US Guarantee. As a material inducement to the Buyer to enter into this Agreement, Macom US hereby unconditionally guarantees, as a primary obligor and not merely as a surety, Seller’s payment obligations under Section 3.2 and Section 10.1 Macom US hereby waives any provision of any Law applicable hereto which restricts or in any way limits the rights of any obligee against a guarantor following a default or failure of performance by an obligor with respect to whose obligations the guarantee is provided. The guarantees in this Section 12.6 shall survive the Closing and shall remain in effect for so long as Seller has any guaranteed obligations hereunder.

12.7 Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

12.8 Expenses. Each party shall bear its own legal, auditors’, investment bankers’ and financial advisors’ fees and other expenses incurred with respect to this Agreement, the Acquisition and the transactions contemplated hereby.

12.9 Dispute Resolution.

(a) Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

(b) The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.

(c) The arbitration shall be conducted by a panel of three (3) arbitrators appointed by HKIAC in accordance with the HKIAC Rules.

(d) The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section, including the provisions concerning the appointment of the arbitrators, the provisions of this Section shall prevail.

(e) Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(f) The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(g) Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h) During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

12.10 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 12.10:

If to Buyer:

CIG

CIG Shanghai Co., Ltd.

5/F, Building 8, 2388 ChenHang Road, MinHang District Shanghai 201114, P.R.C. Attn: Gerald G. Wong, CEO, and Anne Marie Gorman, Chief Legal Counsel

GWong@cigtech.com

AM.Gorman@cigtech.com

with a copy to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention: Paul L. Sieben, Esq.

Fax Number: (650) 473-2601

If to Seller Group:

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

100 Chelmsford Street

Lowell, MA 01851

Attn: Bob McMullan, CFO

with a copy to:

Ropes & Gray, LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Attn: Marko Zatylny

12.11 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

12.12 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 12.12.

12.13 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such mutually agreeable further instruments, documents and agreements and to give such mutually agreeable further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

12.14 Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; except that Article 10 is intended to benefit Buyer Indemnified Persons and Seller Indemnified Persons, respectively.

12.15 Public Announcement. Neither Seller Group, Buyer, nor any of their respective stockholders, officers, directors, employees, agents or representatives (the “Representatives”) shall, make any disclosure or public announcement relating to this Agreement or the transactions contemplated hereby (except as may be required by law) without the prior written consent of the other party; provided, however, that Seller Group may make a public announcement relating to execution this Agreement without disclosing the name of Buyer or any affiliate of Buyer, with prior notice to Buyer and opportunity for Buyer to comment.

12.16 Confidentiality. From and after the Closing Date, Seller Group shall, and shall cause their affiliates and Representatives, to hold, and shall use its best efforts to cause such Persons to hold, in strict confidence any and all information, whether written or oral, to the extent that it is exclusively related to the Transferred Assets, the Licensed Materials, the Assumed Contracts or the Business and not used in any retained business of the Seller Group, except to the extent that such information is generally available to and known by the public through no fault of Seller Group or its affiliates or Representatives. If Seller Group or their affiliates or Representatives are compelled to disclose any such information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and Seller Group or their affiliates or Representatives, as applicable, shall disclose only that portion of such information which such Person is advised by its counsel in writing is legally required to be disclosed, provided that such Person shall use reasonable efforts prior to any such disclosure to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

12.17 Entire Agreement. This Agreement, the exhibits and schedules hereto, Seller Ancillary Agreements and Buyer Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the NDA. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

12.18 Waiver of Trial by Jury. EACH OF BUYER AND SELLER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER OR SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:		SELLER:

CIG SHANGHAI CO., LTD.		MACOM JAPAN LIMITED

By:	/s/ Gerald Wong	By:	/s/ Robert McMullan
Name:	Gerald Wong	Name:	Robert McMullan
Title:	CEO	Title:	Vice President

AND, SOLELY WITH RESPECT TO SECTIONS 2.5 AND 12.6 HEREOF:

MACOM US:

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ Robert McMullan
Name:	Robert McMullan
Title:	SVP and CFO

INDEX OF ANNEXES, SCHEDULES AND EXHIBITS

Annex A	Certain Definitions

Exhibit A	Seller Disclosure Schedule
Exhibit B	Bill of Sale and Assignment and Assumption Agreement
Exhibit C	Form of Employment Offer Letter
Exhibit D	Form of Transition Services Agreement

Schedule A	Schedule A(1): Certain Intellectual Property Rights; Schedule A(2): Equipment and Other Tangible Property; Schedule A(3): Assumed Contracts; Schedule A(4): Governmental Permits; Schedule A(5): Licensed Materials
Schedule B Schedule C	Offered Employees Purchase Price Schedule
Schedule D	LR4 100G Products
Schedule E	MACOM Semiconductor Products

ANNEX A

DEFINITIONS

“Applicable Law” means, collectively, all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments and decrees applicable to Seller or any of its assets, properties or business.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, Japan or New York are required or authorized by law or executive order to be closed.

“Buyer Ancillary Agreements” means, collectively, each certificate, document or agreement to be delivered on behalf of Buyer by an officer or officers of Buyer at the Closing pursuant to Section 8.2 and each agreement or document (other than this Agreement) that Buyer is to enter into as a party thereto pursuant to this Agreement.

“Closing” means the closing of the transactions contemplated hereby to consummate the Acquisition.

“Closing Date” means the date of closing of the transactions contemplated hereby, or such other time and date as is mutually agreed upon in writing by the parties hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any legally binding contract, agreement, instrument, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Law” means any foreign, federal, state or local statute, law, regulation or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Excluded Assets” means any assets other than the Transferred Assets, including, without limitation, the following assets of the Seller Group:

(a) all Contracts or rights or obligations under Contracts that are not Assumed Contracts (the “Excluded Contracts”) and all receivables and other rights arising from or relating to the Excluded Contracts;

(b) all books and records of the Seller Group that are not specifically enumerated in Section 2.1 hereof, including company seals, organizational documents, minute books, stock books, Tax Returns, files and books of account;

(c) all benefit plans and assets attributable thereto;

(d) all registered and unregistered intellectual property and Intellectual Property Rights;

(e) all accounts receivable, and any security, claim, remedy or other right arising out of any such account receivable;

(f) all tangible goods, inventory, equipment, personal property that is not listed on Schedule A(2) hereto;

(g) rights to or claims for refunds, overpayments or rebates of Taxes and other governmental charges for periods ending on or before the Closing Date, prepaid income Taxes and the benefit of net operating loss carryforwards, carrybacks or other Tax attributes of Seller Group;

(h) all rights to any Actions of any nature available to or being pursued by Seller, whether arising by way of counterclaim or otherwise;

(i) all insurance policies and prepayments related thereto;

(j) the rights that accrue or will accrue to any member of the Seller Group under this Agreement or any ancillary agreement entered into between Buyer and any member(s) of the Seller Group in connection with the transactions contemplated hereby;

(k) all cash or cash equivalents of Seller Group as of the Closing.

“Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency, commission or other governmental authority of any nation, whether at the national or sub-national level.

“Governmental Permits” means all permits, licenses or approvals from Governmental Authorities that are held by Seller and necessary and/or legally required to conduct the Business and that are exclusively used or held for use by Seller in connection with the Business.

“Hazardous Materials” means any “hazardous substance,” “hazardous waste,” “pollutant,” “contaminant” or “toxic substance,” as defined or regulated by any Environmental Law, including, petroleum and petroleum products, polychlorinated biphenyls and asbestos.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Intellectual Property Rights” means, collectively, any and all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship throughout the universe, including exclusive exploitation rights, copyrights, moral rights, and mask works (collectively, “Copyrights”); (b) trademark and trade name rights and similar rights (collectively, “Trademarks”); (c) trade secret rights; (d) patents, designs, algorithms, and other industrial property rights; (e) other intellectual and industrial property and proprietary rights of every kind and nature throughout the universe, whether arising by operation of law, by contract or license, or otherwise; and (f) rights in or relating to registrations, applications, renewals, extensions, combinations, divisions, or reissues of any of the foregoing items listed in this sentence.

“Knowledge of Seller” means the actual knowledge of the executive officers of Macom US after reasonable inquiry of relevant employees within the Seller Group.

“Leased Property” means the real property located at 4-9-8 Myojincho, Hachioji, Tokyo 192-0046, Japan, that is leased by Seller.

“Licensed Materials” means those items listed in Schedule A(5).

“LR4 100G Products” means the products in the 100-Gigabit Ethernet long-range optical subassembly product line of Seller, including those products listed in Schedule D hereto, and any substantially identical product or any product that is a functional replacement for, or otherwise directly competes with, the foregoing (provided, in the case of any such substantially identical product, product that is a functional replacement for or product that otherwise directly competes with the foregoing, that such product is a device that (A) includes a thermoelectric cooler, and (B) operates solely within a wavelength range of between 1294 nanometers and 1310 nanometers); but excluding, in each case, any and all semiconductor chips or other semiconductor-based content included therein, including, without limitation, the MACOM Semiconductor Products.

“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

“Material Adverse Effect”:

(A) when used in connection with the Seller Group or the Business, means any result, event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to the business, results of operations, condition (financial or otherwise) or assets of the Business, including the Transferred Assets (taken as a whole); provided, however, that in no event shall any result, event, occurrence, fact, condition or change resulting from or relating to any of the following be deemed to constitute, give rise to or form the basis for a “Material Adverse Effect”: (i) general business or economic conditions, (ii) national or international political or social conditions, including the engagement by any country or countries associated with the Business in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon such a country or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of such a country, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in United States or Japan generally accepted accounting principles, (v) changes in Applicable Law, (vi) the taking of, or the failure to take, any action contemplated by this Agreement or any of the other Buyer Ancillary Agreements or Seller Ancillary Agreements, or (viii) any item set forth on the Seller Disclosure Schedules (provided that in the case of each of (i) through (v) above, no such event, change, or action adversely affects or impacts, or is reasonably likely to affect or impact adversely, the Business in a substantially disproportionate manner relative to other similarly sized and situated businesses in the industry in which the Business operates); and

(B) when used in connection with the Buyer, means any change, event, circumstance, condition or effect that is or is reasonably likely to be, individually or in the aggregate, materially adverse to: (i) the condition (financial or otherwise), capitalization, properties, prospects, products, assets (including intangible assets), Intellectual Property, liabilities, business, operations or results of operations of the business of Buyer), or (ii) Buyer’s ability to consummate the Acquisition or to perform its obligations under this Agreement, Buyer Ancillary Agreements or Seller Ancillary Agreements (as applicable).

“Ordinary Course of Business” shall mean an action taken by or on behalf of a party that is consistent with the such party’s past practices and is taken in the ordinary course of the such party’s normal operations.

“Permitted Encumbrances” means: (A) statutory liens for taxes that are not yet due and payable; (B) liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (E) liens securing indebtedness that is reflected in the Seller Group’s Financial Statements.

“Person” means any individual, corporation, company, limited liability company, partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.

“PRC” means People’s Republic of China.

“PRC Approvals” means (i) Project Registration Notice (项目备案通知书) (or any equivalent document as amended/renamed) issued by the National Development and Reform Commission of the PRC, (ii) Enterprise Overseas Direct Investment Certificate (企业境外投资证书) (or any equivalent document as amended/renamed) issued by the Ministry of Commerce of the PRC or its competent local counterparts, and (iii) Registration with a PRC bank designated by the State Administration of Foreign Exchange of the PRC or its competent local counterparts authorizing the conversion of Purchase Price into US dollars.

“Pre-Closing Taxes” means (a) all liability for Taxes of Seller for Pre-Closing Tax Periods and (b) all liability of Seller for Taxes for periods ending on or prior to the Closing Date of any other Person pursuant to any contractual agreement.

“Pre-Closing Tax Periods” means any taxable period ending on or prior to the Closing Date, including the portion of any Straddle Period beginning on or prior to the Closing Date and ending on the Closing Date.

“Seller Ancillary Agreements” means, collectively, each certificate, document or agreement to be delivered on behalf of Seller by an officer or officers of Seller at the Closing pursuant to Section 8.3 and each agreement or document (other than this Agreement) that Seller is to enter into as a party thereto pursuant to this Agreement.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Tax” (and, with correlative meaning, “Taxes”) means (A) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed or required to be withheld by any governmental entity responsible for the imposition or withholding of any such tax (domestic or foreign), (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or all liability of Seller for Taxes for periods ending on or prior to the Closing Date of any other Person pursuant to any contractual agreement.

“Tax Return” means any return, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

Exhibit A

Seller Disclosure Schedule

A-1

Exhibit B

Form of Bill of Sale and Assignment and Assumption Agreement

(see attached)

BILL OF SALE AND

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Bill of Sale and Assignment and Assumption Agreement (this “Bill of Sale”) is made as of May 10, 2018 by and between CIG Shanghai Co., Ltd., a company established under the laws of P.R.C., or alternatively its affiliate Cambridge Industries USA, Inc., a Delaware corporation, or a newly-created subsidiary thereof to be established in Japan, as designated in writing to Seller by CIG Shanghai Co., Ltd. on or prior to June 9, 2018 (“Buyer”), and MACOM Japan Limited, a company established under the laws of Japan (“Seller”).

Seller and Buyer are parties to that certain Asset Purchase and Intellectual Property License Agreement, dated April 30, 2018 (the “Purchase Agreement”), pursuant to which Seller has agreed to sell, and Buyer has agreed to purchase, the Transferred Assets, including all of the assets listed on Exhibit A attached hereto and all rights and obligations of Seller arising under certain contracts listed on Exhibit B attached hereto (the “Assumed Contracts”), subject to the terms and conditions in the Purchase Agreement. Capitalized terms used without definitions in this Bill of Sale will have the same meanings ascribed to such terms in the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Assets Transferred; Liabilities Assumed. Seller hereby sells, grants, transfers, assigns, conveys and delivers to Buyer, and Buyer hereby purchases, all of the rights and title to, and all interest, powers, privileges of, the Transferred Assets, but specifically excluding the Excluded Assets, and Seller hereby assigns and transfers and Buyer hereby assumes and agrees to pay or be responsible for the payment of and all other obligations arising under all of the Assumed Liabilities, but specifically excluding the Excluded Liabilities.

2. Assumed Contracts. Subject to the receipt of any required consent from the parties thereto Seller hereby assigns, conveys and transfers all of its rights under, the Assumed Contracts effective as of the date hereof. Buyer accepts the assignment, conveyance and transfer of the Assumed Contracts and hereby assumes all of the obligations of Seller under the Assumed Contracts (excluding any liability or obligation for breaches or nonperformance thereof occurring out of or related to events or occurrences prior to the date hereof).

3. Further Assurances. If, at any time, Buyer reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or reasonably desirable to consummate the Acquisition or to carry out the purposes and intent of the Purchase Agreement or this Bill of Sale at or after the Closing Date, then Seller and Buyer, and their respective officers and directors, shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Acquisition and to carry out the purposes and intent of the Purchase Agreement or this Bill of Sale.

4. Effect of Bill of Sale. Each of Buyer and Seller agree that nothing in this Bill of Sale will, or will be deemed to, modify, enlarge or otherwise affect any provisions of the Purchase Agreement or affect, enlarge or modify any of the representations, warranties, covenants, rights, remedies or obligations of the parties under the Purchase Agreement. In the event of any conflict between the provisions hereof and the provisions of the Purchase Agreement, the provisions of the Purchase Agreement will govern and control. This Bill of Sale may be executed in counterparts, and facsimile signatures will have the full legal effect of the original signatures.

5. Governing Law; Interpretation. This Bill of Sale shall be governed by and construed in accordance the laws of Japan, without giving effect to any choice of law rule that would cause the application of the laws of any other jurisdiction. Notwithstanding the foregoing, each Transferred Asset shall be governed by the laws of the country in which each such Transferred Asset is physically located as of the Closing Date. This Bill of Sale is executed and delivered pursuant to the Purchase Agreement, and shall be governed by and interpreted in accordance with the Purchase Agreement.

6. Successors. This Bill of Sale shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and permitted assigns.

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IN WITNESS WHEREOF, Seller has caused this Bill of Sale to be executed on the date first written above.

CIG SHANGHAI CO., LTD.

By:

Name:
Title:

MACOM JAPAN LIMITED

By:

Name:
Title:

Exhibit C

Form of Employment Offer Letter

(see attached)

Strictly Private and Confidential

May 8, 2018

Name:

xxxx

Address:

Re: Terms and Conditions of Employment

Dear xxxx,

CIG Shanghai Co., Ltd. and its subsidiaries and affiliates (collectively, “CIG”) recently acquired certain of MACOM Japan Limited’s (“MACOM Japan”) long range optical subassembly assets (“Acquisition”). MACOM Japan has agreed, and CIG wishes, to allow you to transfer your employment to CIG, specifically a new subsidiary of CIG that will be formed under the laws of Japan (“CIGTech Japan”). This letter is an offer for employment with CIGTech Japan in the Tokyo area of Japan, specifically at CIG’s site at 4-14-1 Myojin-cho, Hachioji, Tokyo or wherever CIGTech Japan chooses as its place of employment with the terms and conditions of employment as described in this Terms and Conditions of Employment letter (“Letter”).

This position offered as per the terms and conditions contained in the Letter will remain open until May 10, 2018. Acceptance of the Letter should be indicated with a signature below by no later than May 10, 2018, at which time this Letter will be the agreement for your employment at CIGTech Japan (“Agreement”). Additionally, this offer letter is conditioned on the acceptance of, and signature on, the Employee Confidentiality and Invention Assignment Agreement on its standard form (“ECIA”) and company employee handbook (“Handbook”), copies of which are enclosed. Upon receipt of the ECIA and Handbook, you will be required to sign a document indicating receipt of and acceptance of the terms in those documents.

1. Job Title. Your Job Title is xxxx, CIGTech Japan, reporting to xxxx.

2. Base Salary. Your annual gross salary of JPY xxxx will remain unchanged and paid monthly directly to your bank account. The first and last payment made to you will be adjusted, if necessary, to reflect a commencement or termination date other than the first or last working day of a pay period.

3. Incentive Opportunity. CIG will offer an incentive plan that, when taken in the aggregate from a performance objective setting and planning perspective, is substantially similar to that under your MACOM Japan terms of employment. The details of this incentive plan will be announced to you in May 2018.

4. Benefits. At this time, you will continue to receive your current benefits that you have received from MACOM Japan immediately prior to the Acquisition. In the future, however, you may be given the opportunity to participate in the CIG benefits plan instead. Should this become relevant, prior written notice of such change will be provided to you.

5. Tax Withholdings. All payments made pursuant to this Letter will be subject to withholding of applicable taxes and other amounts as required by applicable law.

6. Annual Leave. CIGTech Japan grants annual paid leave in accordance with the Handbook.

7. Personal Information. CIGTech Japan will adhere with personal information requirements in accordance with the Handbook and Japanese laws.

8. No Conflicts. In your position, you will be expected to devote your full business time, attention and energies to the performance of your duties to your employer within CIG. We also require that, before signing this Letter, you disclose to CIG any and all agreements relating to your prior employment that may affect your eligibility to be employed by CIG or limit the manner in which you may be employed. It is CIG’s understanding that you have no such agreements or that any such agreements will not prevent you from performing the duties of your position in any respect, and you hereby represent that such is the case. CIG reserves the right to terminate your employment and this contract for any failure to disclose such agreements or breach of such agreements which attracts a potential liability for the CIG.

9. Termination. (i) Notwithstanding any of the other provisions of this Letter, the Agreement may be terminated by you giving CIGTech Japan not less than fourteen (14) days’ notice of termination. (ii) Notwithstanding anything in this Letter, CIGTech Japan shall be entitled to terminate the Agreement in accordance with the Handbook. Where the Agreement is terminated by CIGTech Japan then CIGTech Japan shall be entitled to pay you in lieu of notice and shall be entitled to direct that you need not work out the period of notice. You may be subject to certain disciplinary procedures which may lead to termination of your employment, if you;

(a)	commit any act of gross misconduct or repeat or continue (after written warning) any other breach of your obligations under the Agreement;

(b)	you are guilty of any conduct which, in the opinion of the CIGTech Japan or any person directed to deal with disciplinary matters pursuant to CIGTech Japan’s disciplinary procedure, brings you, or CIGTech Japan into disrepute;

(c)	if you are convicted of any criminal offence, (excluding an offence under the road traffic legislation) or where you commit any act of dishonesty;

(d)	if you become bankrupt or make any arrangement or composition with your creditors generally;

(e)	shall furnish any false, inaccurate or misleading information to CIGTech Japan its servants or agents, including any information provided in any self-certificate form;

(f)	if you commit any act of misconduct or any act of incapability having previously been warned in writing that any repeat of such misconduct or incapability will lead to the termination of your employment;

(g)	commit any act or omission which gave rise to a breach of client confidentially or breach of confidentiality of any information concerning CIGTech Japan; or

(h)	commit any other act which is subject to disciplinary procedures under the Handbook.

10. ECIA; General. It is a condition to any new benefits offered to you in this Letter that you promptly sign and deliver to CIG an Employee Confidentiality and Invention Assignment Agreement on its standard form (“ECIA”). This Letter, the Handbook, and the ECIA set forth the terms and conditions of your employment following the Acquisition and supersede any and all prior representations and agreements made to or with you by CIG, any of their respective predecessors, subsidiaries or affiliates or any of their respective employees or agents, whether written or oral. As an employee of a subsidiary in CIG, you also will be expected to abide by rules and regulations applicable to employees of CIG, whether set forth in an approved employee handbook, policies or otherwise, that may be modified from time to time. In the event of a conflict between the terms and provisions of this Letter, the Handbook, and the ECIA, the terms and provisions of the ECIA will control. Notwithstanding the foregoing, all of your obligations to protect the confidentiality of information related to CIG or their respective subsidiaries and affiliates and to assign intellectual property rights to them or otherwise protect their intellectual property and/or business interests, whether such obligations arose under law or contracts, shall remain in full force and effect.

11. Amendments; Governing Law. Any amendment to this Letter or any waiver of a right under this Letter must be set forth in a writing signed by you and an authorized officer of CIG to be effective. The law of the country in which you are employed will govern this Letter.

The Japanese translation of this Letter is being provided to you for reference purposes only. In the event of a conflict between the English and Japanese versions of this Letter, the English version shall prevail.

The terms of this letter are to be kept confidential and should only be discussed with your Manager or Human Resources. In consideration of you receiving the revised benefits as outlined above, you are required to return a signed copy of this letter along with your completed and signed ECIA and Handbook to your HR Representative, by May 10, 2018. Should you accept the offer under the terms and conditions in this Letter, your employment with CIG will begin on May 10, 2018. Please note that there will be a transition time for your employment contract to be transferred to CIGTech Japan, and that in the interim, you will continue to be paid by MACOM Japan under a separate agreement with CIG. For avoidance of doubt, you will no longer be able to participate in the equity-based compensation and awards programs offered by MACOM Japan or any deferred compensation, retention or transaction bonus plans or arrangements previously offered by MACOM Japan following your acceptance of the offer and during the interim period while you will continue to be paid by MACOM for the base salary and benefits only.

We look forward to your continued employment and contributions to CIG.

Sincerely,

By:

AGREED TO AND ACCEPTED:

I also agreed to and accepted Employee Handbook:

Enclosures: Handbook, ECIA

Exhibit D

Form of Transition Services Agreement

(see attached)

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT, dated as of May 10, 2018 (this “Agreement”), is by and between CIG Shanghai Co., Ltd., a P.R.C. company (together with its Affiliates, “Buyer”), and MACOM Japan Limited, a Japan company (“Seller” and together with Buyer, the “Parties”). Buyer and Seller are party to that certain Asset Purchase and Intellectual Property Agreement, dated as of April 30, 2018 (the “APA”). Capitalized terms used but not defined herein have the meaning given to them in the APA.

ARTICLE I

SERVICES

(1) Services to be Provided by Seller. On the terms and subject to the conditions set forth herein, Seller shall provide, independently or through other parties providing services to Seller, to Buyer the transition services described in the services schedule (the “Seller Services Schedule”) in Schedule A attached hereto (“Seller Transition Services”).

(2) Services to be Provided by Buyer. On the terms and subject to the conditions set forth herein, Buyer shall provide to Seller the transition services described in the services schedule (the “Buyer Services Schedule”) in Schedule B attached hereto (“Buyer Transition Services” and together with the Seller Transition Services, the “Transition Services”).

(3) Cooperation and Transitional Nature of Services. Buyer and Seller hereby agree to use commercially reasonable efforts to work together so that the provision of Seller Transition Services may be transitioned to Buyer as promptly as possible, but in any event, no later than six (6) months following effective date of this Agreement. Buyer and Seller shall cooperate with each other (i) in a manner that minimizes, to the extent reasonably possible, disruptions to the continuing operations of Seller and its Affiliates and (ii) in all reasonable respects in the performance of the Seller Transition Services.

(4) Third Party Consents. Buyer acknowledges and agrees that the services provided by Seller through third parties or using third party intellectual property are subject to the terms and conditions of any applicable agreements between Seller and such third parties. If Seller is unable to provide the services subject to the terms and conditions of any applicable agreements between Seller and such third parties, Seller shall promptly notify Buyer in writing of such inability, the Parties shall use commercially reasonable efforts to identify a reasonable alternative arrangement, and Seller shall be excused from performance of the related service until such an alternative arrangement is mutually agreed upon and implemented.

(5) Expenses.

(a) Seller Transition Services Costs. Subject to the terms and conditions of this Agreement, Buyer shall pay Seller the fees for Seller Transition Services as set forth on the Seller Services Schedule (the “Seller Services Costs”). Seller shall submit to Buyer, as soon as practicable after the end of each calendar month during which Seller Services Costs were incurred, an invoice setting forth in reasonable detail, the Seller Service Costs in the preceding calendar month. Buyer shall pay the aggregate amount set forth in each respective invoice within thirty (30) calendar days of receipt of such invoice.

(b) Buyer Transition Services Costs. Subject to the terms and conditions of this Agreement, Seller shall pay Buyer the fees for Buyer Transition Services as set forth in the Buyer Services Schedule (the “Buyer Services Costs”). Buyer shall submit to Seller, as soon as practicable after the end of each calendar month during which Buyer Services Costs were incurred, an invoice setting forth in reasonable detail, the Buyer Service Costs in the preceding calendar month. Seller shall pay the aggregate amount set forth in each respective invoice within thirty (30) calendar days of receipt of such invoice.

ARTICLE II

COVENANTS

(1) Compliance with Laws. Each Party shall comply, at its own expense, with the provisions of all Legal Requirements that may be applicable to the performance of this Agreement, including the performance of the Transition Services hereunder. Notwithstanding anything to the contrary in this Agreement or in the Seller Services Schedule or Buyer Services Schedule, nothing in this Agreement or the Seller Services Schedule or Buyer Services Schedule shall require any Party to take any action not in compliance with all applicable Legal Requirements.

(2) Performance.

(a) Seller Performance. Seller shall use commercially reasonable efforts to provide the Seller Transition Services to Buyer at a volume, level of quality, priority, diligence, and degree of care substantially similar to the performance of the Seller Transition Services by employees of Seller and its Affiliates in the ordinary course of its own business as of the effective date of this Agreement; provided, however that performance of the Seller Transition Services shall be subject to any limitations or restrictions posed by or resulting from (i) changes in the nature, scope and performance levels of such service necessitated by the transactions contemplated by the APA, (ii) any modification in process for providing such services necessitated by the transfer of any assets from Seller or its Affiliates to Buyer or its Affiliates, (ii) any change in scope (as agreed in writing by the Parties from time-to-time or pursuant to Section 3.1), (iv) any restrictions imposed on Seller by applicable Legal Requirements, and (v) any contractual obligations owed by Seller to any third parties, including but not limited to Section 1.4 of this Agreement. For the avoidance of doubt, in providing any Seller Transition Services, Seller may use any information systems, hardware, software, processes and procedures it deems necessary or desirable in its sole discretion.

(b) Buyer Performance. Buyer shall use commercially reasonable efforts to provide the Buyer Transition Services to Seller at a volume, level of quality, priority, diligence, and degree of care as the Buyer Transition Services were performed by employees of Seller and its Affiliates in the ordinary course of its own business as of the effective date of this Agreement; provided, however that performance of the Buyer Transition Services shall be subject to any limitations or restrictions posed by or resulting from (i) changes in the nature, scope and performance levels of such service necessitated by the transactions contemplated by the APA, (ii) any modification in process for providing such services necessitated by the transfer of or failure to transfer any assets from Buyer or its Affiliates to Seller or its Affiliates, (iii) any change in scope (as agreed in writing by the Parties from time-to-time or pursuant to Section 3.1), and (iv) any restrictions imposed on Buyer by applicable Legal Requirements.

(3) Disclaimer.

(a) Seller Disclaimer. Except as expressly stated in this Agreement, (a) Seller makes no representations or warranties, statutory, express or implied, regarding the Seller Transition Services, (b) Seller expressly disclaims the implied warranties of merchantability, non-infringement, fitness for a particular purpose and title with respect to the Seller Transition Services, and (c) Seller makes no representation or warranty that access to any computer network or system or the Seller Transition Services will be uninterrupted, secure, complete, accurate or error-free.

(b) Buyer Disclaimer. Except as expressly stated in this Agreement, (a) Buyer makes no representations or warranties, statutory, express or implied, regarding the Buyer Transition Services, and (b) Buyer expressly disclaims the implied warranties of merchantability, non-infringement, fitness for a particular purpose and title with respect to the Buyer Transition Services.

ARTICLE III

MISCELLANEOUS

(1) Term of Provision of Transition Services and Access. The Parties shall provide the Transition Services through and until the applicable date set forth on the Sellers Services Schedule or the Buyer Services Schedule. Either Party, upon no less than ten (10) business days prior written notice to the other, may eliminate one or more categories of Transition Services provided by the other Party. This Agreement may be terminated by the mutual written consent of both Parties. All rights and obligations of Seller and Buyer under this Agreement shall cease to have effect immediately upon termination of this Agreement, except that termination shall not affect the accrued rights and obligations of Seller and Buyer at the date of termination and this Article III shall survive expiration or termination of this Agreement.

(2) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement.

(3) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Japan, without giving effect to the choice-of-laws provisions thereof.

(4) Assignment; No Third Party Beneficiaries. Neither Party may assign this Agreement without the express prior written consent of the other Party. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(5) Entire Agreement/Amendment. This Agreement and the APA constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior written and oral agreements between the Parties regarding the subject matter of this Agreement. No amendment or waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the Party against whom enforcement of such amendment, waiver, or consent is sought.

(6) Severability. If any provision of this Agreement is found to be illegal or unenforceable, the other provisions shall remain effective and enforceable to the greatest extent permitted by law.

(7) Other Agreements. In the event of any conflict between this Agreement (including the Seller Services Schedule and the Buyer Services Schedule), and the APA, this Agreement shall control.

(8) Force Majeure. Neither Party hereto will not be liable to the other for any delay or failure to perform its obligations hereunder if such delay or failure arises from any cause or causes beyond its reasonable control. Such causes will include, but are not limited to, acts of God, acts of civil or military authority, embargoes, epidemics, war, terrorist acts, riots, floods, fires, explosions, earthquakes, nuclear accidents, loss of electricity or other utilities, technical disruptions or computer viruses, or delays by the other Party in providing required resources or support.

(9) Limitation of Liability. In no event shall either Party in any case be liable (whether in tort, equity contract, warranty or otherwise) for punitive, special or other similar damages arising from any claim relating to this Agreement or otherwise relating to any of the Transition Services provided hereunder, or any use, or inability to use or results of use of the Transition Services or otherwise, even if any person was advised of the possibility of such damages; and in no event shall: (i) the aggregate liability of a party under this Agreement exceed the party’s Services Costs actually received by the other party, or (ii) either party be liable hereunder for any claims, damages or losses caused by computer virus, telecommunication errors, other interruptions in service, unauthorized access to or use of any computer system or any damages, losses or claims arising from or relating to the acts or omissions of third parties.

(10) Exclusive Remedy. A party’s sole and exclusive remedy if the other party fails to provide any Transition Services in accordance with this Agreement shall be that party’s correction of the non-conforming portion of such Transition Services. Notwithstanding the foregoing, if in the party’s reasonable judgment, the non-conforming portion of such services cannot be corrected using commercially reasonable efforts, then the party may refund to the other party the amounts paid by the party with respect to the non-conforming portion of such services, and such refund shall be the party’s sole and exclusive remedy in such case.

(11) Notice. All notices, requests, demands, claims and other communications required or permitted to be delivered, shall be delivered in accordance with the terms and conditions of the APA.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

CIG SHANGHAI CO. LTD.

By:
Name:
Title:

MACOM JAPAN LIMITED

By:
Name:
Title: